UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*
Aspen Technology, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
045327103
(CUSIP Number)
November 26, 2002

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 045327103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Citadel Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois limited partnership U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER
2,012,138 shares of Common Stock
$2,300,000 in principal amount of the Company's 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock)[1]
Warrants to purchase 45,000 shares of Common Stock[1]

		7.	SOLE DISPOSITIVE POWER
0

		8.	SHARED DISPOSITIVE POWER
See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.5% as of the date of this filing. (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	TYPE OF REPORTING PERSON*
PN; HC

1.
See Footnote 1 in item 4.

  Cusip No. 045327103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GLB Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware limited partnership U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER
2,012,138 shares of Common Stock
$2,300,000 in principal amount of the Company's 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock)[1]
Warrants to purchase 45,000 shares of Common Stock[1]

		7.	SOLE DISPOSITIVE POWER
0

		8.	SHARED DISPOSITIVE POWER
See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.5% as of the date of this filing. (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	TYPE OF REPORTING PERSON*
PN; HC

1.
See Footnote 1 in item 4.

Cusip No. 045327103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Citadel Investment Group, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware limited liability company U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER
2,012,138 shares of Common Stock
$2,300,000 in principal amount of the Company's 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock)[1]
Warrants to purchase 45,000 shares of Common Stock[1]

		7.	SOLE DISPOSITIVE POWER
0

		8.	SHARED DISPOSITIVE POWER
See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.5% as of the date of this filing. (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	TYPE OF REPORTING PERSON*
OO; HC

1.
See Footnote 1 in item 4.

  Cusip No. 045327103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Kenneth Griffin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER
2,012,138 shares of Common Stock
$2,300,000 in principal amount of the Company's 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock)[1]
Warrants to purchase 45,000 shares of Common Stock[1]

		7.	SOLE DISPOSITIVE POWER
0

		8.	SHARED DISPOSITIVE POWER
See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.5% as of the date of this filing. (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	TYPE OF REPORTING PERSON*
IN

1.
See Footnote 1 in item 4.

Cusip No. 045327103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Wellington Partners Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois limited partnership U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER
2,012,138 shares of Common Stock
$2,300,000 in principal amount of the Company's 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock)[1]
Warrants to purchase 45,000 shares of Common Stock[1]

		7.	SOLE DISPOSITIVE POWER
0

		8.	SHARED DISPOSITIVE POWER
See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.5% as of the date of this filing. (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	TYPE OF REPORTING PERSON*
PN; HC

1.
See Footnote 1 in item 4.

  Cusip No. 045327103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Citadel Edison Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER
2,012,138 shares of Common Stock
$2,300,000 in principal amount of the Company's 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock)[1]
Warrants to purchase 45,000 shares of Common Stock[1]

		7.	SOLE DISPOSITIVE POWER
0

		8.	SHARED DISPOSITIVE POWER
See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.5% as of the date of this filing. (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	TYPE OF REPORTING PERSON*
PN; HC

1.
See Footnote 1 in item 4.

Cusip No. 045327103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Kensington Global Strategies Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER
2,012,138 shares of Common Stock
$2,300,000 in principal amount of the Company's 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock)[1]
Warrants to purchase 45,000 shares of Common Stock[1]

		7.	SOLE DISPOSITIVE POWER
0

		8.	SHARED DISPOSITIVE POWER
See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.5% as of the date of this filing. (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	TYPE OF REPORTING PERSON*
CO; HC

1.
See Footnote 1 in item 4.

  Cusip No. 045327103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Citadel Edison Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER
2,012,138 shares of Common Stock
$2,300,000 in principal amount of the Company's 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock)[1]
Warrants to purchase 45,000 shares of Common Stock[1]

		7.	SOLE DISPOSITIVE POWER
0

		8.	SHARED DISPOSITIVE POWER
See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.5% as of the date of this filing. (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	TYPE OF REPORTING PERSON*
CO; HC

1.
See Footnote 1 in item 4.

Cusip No. 045327103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Citadel Equity Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER
2,012,138 shares of Common Stock
$2,300,000 in principal amount of the Company's 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock)[1]
Warrants to purchase 45,000 shares of Common Stock[1]

		7.	SOLE DISPOSITIVE POWER
0

		8.	SHARED DISPOSITIVE POWER
See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.5% as of the date of this filing. (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	TYPE OF REPORTING PERSON*
CO

1.
See Footnote 1 in item 4.

  Cusip No. 045327103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Citadel Edison Investments Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER
2,012,138 shares of Common Stock
$2,300,000 in principal amount of the Company's 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock)[1]
Warrants to purchase 45,000 shares of Common Stock[1]

		7.	SOLE DISPOSITIVE POWER
0

		8.	SHARED DISPOSITIVE POWER
See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.5% as of the date of this filing. (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	TYPE OF REPORTING PERSON*
CO

1.
See Footnote 1 in item 4.

  Cusip No. 045327103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Aragon Investments, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER
2,012,138 shares of Common Stock
$2,300,000 in principal amount of the Company's 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock)[1]
Warrants to purchase 45,000 shares of Common Stock[1]

		7.	SOLE DISPOSITIVE POWER
0

		8.	SHARED DISPOSITIVE POWER
See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.5% as of the date of this filing. (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	TYPE OF REPORTING PERSON*
CO

1.
See Footnote 1 in item 4.

Item
1(a)   Name of Issuer: ASPEN TECHNOLOGY, INC.

1(b)
Address of Issuer's Principal Executive Offices:

      Ten Canal Park
      Cambridge, MA 02141

Item
2(a)   Name of Person Filing

Item
2(b)   Address of Principal Business Office

Item
2(c)   Citizenship

      Citadel Limited Partnership
      225 W. Washington
      9th Floor
      Chicago, Illinois 60606
      Illinois limited partnership

      GLB Partners, L.P.
      225 W. Washington
      9th Floor
      Chicago, Illinois 60606
      Delaware limited partnership

      Citadel Investment Group, L.L.C.
      225 W. Washington
      9th Floor
      Chicago, Illinois 60606
      Delaware limited liability company

      Kenneth Griffin
      225 W. Washington
      9th Floor
      Chicago, Illinois 60606
      U.S. Citizen

      Wellington Partners Limited Partnership
      c/o Citadel Investment Group, L.L.C.
      225 W. Washington
      9th Floor
      Chicago, Illinois 60606
      Illinois limited partnership

      Citadel Edison Fund L.P.
      c/o Citadel Investment Group, L.L.C.
      225 W. Washington
      9th Floor
      Chicago, Illinois 60606
      Delaware limited partnership

      Kensington Global Strategies Fund, Ltd.
      c/o Citadel Investment Group, L.L.C.
      225 W. Washington
      9th Floor
      Chicago, Illinois 60606
      Bermuda company

      Citadel Edison Fund Ltd.
      c/o Citadel Investment Group, L.L.C.
      225 W. Washington
      9th Floor
      Chicago, Illinois 60606
      Cayman Islands company

      Citadel Equity Fund Ltd.
      c/o Citadel Investment Group, L.L.C.
      225 W. Washington
      9th Floor
      Chicago, Illinois 60606
      Cayman Islands company

      Citadel Edison Investments Ltd.
      c/o Citadel Investment Group, L.L.C.
      225 W. Washington
      9th Floor
      Chicago, Illinois 60606
      Cayman Islands company

      Aragon Investments, Ltd.
      c/o Citadel Investment Group, L.L.C.
      225 W. Washington
      9th Floor
      Chicago, Illinois 60606
      Bermuda company

  2(d)
  Title of Class of Securities:

      Common Stock, par value $0.10 per share

  2(e)
  CUSIP Number: 045327103

Item 3    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item
4   Ownership:

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS, L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
WELLINGTON PARTNERS LIMITED PARTNERSHIP
CITADEL EDISON FUND L.P.
KENSINGTON GLOBAL STRATEGIES FUND, LTD.
CITADEL EDISON FUND LTD.
CITADEL EQUITY FUND LTD.
CITADEL EDISON INVESTMENTS LTD.
ARAGON INVESTMENTS, LTD.

  (a)
  Amount beneficially owned:

2,012,138 shares of Common Stock

$2,300,000 in principal amount of the Company's 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock)1

Warrants to purchase 45,000 shares of Common Stock1

  (b)
  Percent of Class:

Approximately 5.5% as of the date of this filing. (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in item (a) above.)1

  (c)
  Number of shares as to which such person has:

  (i)
  sole power to vote or to direct the vote:

      0

    (ii)
    shared power to vote or to direct the vote:

      See item (a) above.

    (iii)
    sole power to dispose or to direct the disposition of:

      0

    (iv)
    shared power to dispose or to direct the disposition of:

      See item (a) above.

1    The securities reported herein include (i) 43,422 shares of the Company's common stock, par value $0.10 per share (the "Common Stock") that the Reporting Persons may acquire in the future through the conversion of $2.3 million aggregate principal amount of the Company's 5 1/4% Convertible Subordinated Debentures due June 15, 2005 (the "Debentures") which may be converted by the Reporting Persons, at any time prior to maturity, into shares of the Company's Common Stock and (ii) 45,000 shares of Common Stock that the Reporting Persons may acquire in the future through the exercise by the Reporting Persons of warrants (the "Warrants") at an exercise price equal to $15.00 and expiring May 9, 2007. The conversion rate for the Debentures is 18.8791 shares of Common Stock for each $1,000 in principal amount, subject to adjustment to prevent dilution.

Item
5   Ownership of Five Percent or Less of a Class:

      Not Applicable.

Item
6   Ownership of More than Five Percent on Behalf of Another Person:

      Not Applicable.

Item 7    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the
              Parent Holding Company:

      See Item 2 above.

Item
8   Identification and Classification of Members of the Group:

      Not Applicable.

Item
9   Notice of Dissolution of Group:

      Not Applicable.

Item
10   Certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 6th day of December, 2002		KENNETH GRIFFIN
/s/ Adam C. Cooper attorney-in-fact
CITADEL LIMITED PARTNERSHIP		CITADEL INVESTMENT GROUP, L.L.C.
By:	GLB Partners, L.P., its General Partner	By:	/s/ Adam C. Cooper Adam C. Cooper, Senior Managing Director and General Counsel
By:	Citadel Investment Group, L.L.C., its General Partner	CITADEL EDISON FUND L.P.
By:	/s/ Adam C. Cooper Adam C. Cooper, Senior Managing Director and General Counsel	By:	Citadel Limited Partnership, its General Partner
GLB PARTNERS, L.P.		By:	GLB Partners, L.P., its General Partner
By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ Adam C. Cooper Adam C. Cooper, Senior Managing Director and General Counsel	By:	/s/ Adam C. Cooper Adam C. Cooper, Senior Managing Director and General Counsel
WELLINGTON PARTNERS LIMITED PARTNERSHIP		CITADEL EDISON FUND LTD.
By:	Citadel Limited Partnership, its General Partner	By:	Citadel Limited Partnership, its Trading Manager
By:	GLB Partners, L.P., its General Partner	By:	GLB Partners, L.P., its General Partner
By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ Adam C. Cooper Adam C. Cooper, Senior Managing Director and General Counsel	By:	/s/ Adam C. Cooper Adam C. Cooper, Senior Managing Director and General Counsel

KENSINGTON GLOBAL STRATEGIES FUND, LTD.		CITADEL EQUITY FUND LTD.
By:	Citadel Limited Partnership, its Trading Manager	By:	Citadel Limited Partnership, its TradingManager
By:	GLB Partners, L.P., its General Partner	By:	GLB Partners, L.P., itsGeneralPartner
By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ Adam C. Cooper Adam C. Cooper, Senior Managing Director and General Counsel	By:	/s/ Adam C. Cooper Adam C. Cooper, Senior Managing Director and General Counsel
CITADEL EDISON INVESTMENTS LTD.		ARAGON INVESTMENTS, LTD.
By:	Citadel Limited Partnership, its Trading Manager	By:	Citadel Limited Partnership, its Trading Manager
By:	GLB Partners, L.P., its General Partner	By:	GLB Partners, L.P., its General Partner
By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ Adam C. Cooper Adam C. Cooper, Senior Managing Director and General Counsel	By:	/s/ Adam C. Cooper Adam C. Cooper, Senior Managing Director and General Counsel